PRICING SUPPLEMENT NO. 2  DATED May 4,  2001    Rule 424(b) (2)
(To Prospectus dated November 28, 2000)        File Nos. 333-49960 and 333-90073


                                SCANA CORPORATION
                                Medium-Term Notes
               Due from Nine Months to 30 Years From Date of Issue


Principal Amount:        $300,000,000    Original Issue Date:     May 9, 2001
                   -------------------                            -----------

Issue Price:              99.962%        Maturity Date:           May 15, 2011
                   -------------------                      -------------------

Net Proceeds to Company:    99.337%                  x    Book Entry Note
                          ----------------        --------

                                                          Certificated Note

    x   Agent.  Agent's Commission:    .625%
--------                            -------

         Principal.
---------

Redemption by Company (check one):

                 No.      The Notes are not subject to redemption.
              --------

             x   Yes.     The Notes are subject to redemption as described below
             ---------    under "Optional Redemption by the Company."

Optional Repayment at Option of Holder (if applicable, check one):

            x    No.      The Notes are not subject to repayment.
         --------

                 Yes.     The Holder may elect repayment as follows:
         --------

                          Optional Repayment Date(s):

                          Optional Repayment Price(s):


                          Provisions:

Interest (check one):

             x     Fixed Rate Note.   If this box is checked, the interest rate
                                      on the Notes shall be 6.875% per annum.
         ----------

            Initial Interest Payment Period:    May 9, 2001 to November 15, 2001
            Interest Payment Dates:             May 15 and November 15
            Record Dates:                       May 1 and November 1

                  Floating Rate Note.
         ---------

         To the extent of any conflict between the terms of the Prospectus and this Pricing Supplement, this Pricing Supplement shall govern.




                           Credit Suisse First Boston
                                 UBS Warburg LLC



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Optional Redemption by the Company

         The Notes may be redeemed at any time at our option, in whole or in part, upon notice given as provided in the Prospectus dated November 28, 2000, relating to the Notes, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed, plus accrued interest thereon to the redemption date, and (ii) the Make-Whole Amount, if any, with respect to such Notes. Notwithstanding the statements made in the Prospectus dated November 28, 2000, the Notes will be subject to redemption upon not less than 15 calendar days prior notice mailed to each holder of Notes to be redeemed at its registered address by first-class mail. On and after redemption date (regardless of whether a Business Day), interest will cease to accrue on Notes unless we default in the payment thereof.

         "Make-Whole Amount" means the excess, if any, of (i) the aggregate present value as of the date of any optional redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of such dollar of principal if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day (as such term is defined in the Prospectus dated November 28, 2000) preceding the date notice of such redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption has not been made, over (ii) the aggregate principal amount of the Notes being redeemed.

         "Reinvestment Rate" means .25% (twenty-five one-hundredths of one percent) plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

         "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination, then such other reasonably comparable index as we shall designate.